16022478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 22 2016
Washington DC
416

SEC FILE NUMBER
8-047939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/15 (MM/DD/YY) AND ENDING 10/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C. Cataldo, Vice President & Treasurer — (617) 672-7952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 DEC 23 AM 11:07
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel C. Cataldo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEIDY L. HOFFMAN
MY COMM. EXPIRES JANUARY 21, 2022
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

Vice President & Treasurer

Title

Notary Public Leidy L. Hoffman

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 20116
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders' of
Eaton Vance Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (a wholly owned subsidiary of Eaton Vance Corp.), (the "Company"), as of October 31, 2016, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Eaton Vance Distributors, Inc. as of October 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with Eaton Vance Corp. subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

The supplemental schedules g, h and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

December 21, 2016

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of October 31, 2016

Assets		
Cash and cash equivalents	$	79,605,491
Investments at fair value		28,942,520
Deposits with clearing organization		220,854
Accounts receivable from sales of investment company shares		936,595
Accounts receivable from affiliates		1,011,852
Distribution fees and other receivables		15,779,638
Deferred income taxes		8,653,173
Prepaid expenses		3,935,281
Total assets	$	139,085,404
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation	$	18,868,029
Accounts payable and accrued liabilities		26,501,013
Accounts payable to affiliates		5,458,926
Accounts payable for investment company shares sold		814,027
Taxes Payable and other liabilities		2,304,611
Total liabilities		53,946,606
Commitments and contingencies (Note 8)		
Stockholder's Equity:		
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding		20,000
Additional paid-in capital		70,709,257
Retained earnings		14,409,541
Total stockholder's equity		85,138,798
Total liabilities and stockholder's equity	$	139,085,404

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Income
For the Year Ended October 31, 2016

Revenue:	
Service agreement income	$ 194,460,431
Service fees	103,625,993
Distribution and underwriter fees	6,986,254
Interest and other revenue	12,719,888
Total revenue	317,792,566
Expenses:	
Distribution expense	102,442,236
Service fee expense	93,905,068
Compensation and related costs	93,093,726
Other expenses	21,810,160
Total expenses	311,251,190
Income before income taxes	6,541,376
Provision for income taxes:	
Current	(3,268,676)
Deferred	104,974
Total provision for income taxes	(3,163,702)
Net income	$ 3,377,674

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2016

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 1, 2015	20,000	$ 20,000	$ 60,318,916	$ 11,031,867	$ 71,370,783
Net income	-	-	-	3,377,674	3,377,674
Stock-based compensation	-	-	9,654,007	-	9,654,007
Tax benefit of stock option exercises	-	-	736,334	-	736,334
Balance, October 31, 2016	20,000	$ 20,000	$ 70,709,257	$ 14,409,541	$ 85,138,798

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Cash Flows
For the Year Ended October 31, 2016

Cash Flows From Operating Activities:		
Net income	$	3,377,674
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation		9,654,007
Deferred income taxes		(125,226)
Changes in operating assets and liabilities:		
Investments at fair value		(1,809,038)
Deposits with clearing organization		(118,210)
Accounts receivable from sales of investment company shares		(851,409)
Accounts receivable from affiliates		(89,050)
Distribution fees and other receivables		149,465
Prepaid expenses		(687,167)
Accrued compensation		(796,922)
Accounts payable and accrued liabilities		(991,862)
Accounts payable to affiliates		585,738
Accounts payable for investment company shares sold		704,414
Other liabilities		(656,341)
Net cash provided by operating activities		8,346,073
Cash Flows From Financing Activities:		
Excess tax benefit of stock option exercises		948,507
Net cash provided by financing activities		948,507
Net increase in cash and cash equivalents		9,294,580
Cash and cash equivalents, beginning of year		70,310,911
Cash and cash equivalents, end of year	$	79,605,491
Supplemental Cash Flow Information:		
Cash paid for income taxes, net of refunds	$	281,000

See notes to Financial Statements.

1. Summary of Significant Accounting Policies

Business and organization

Eaton Vance Distributors, Inc. (the "Company") is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds and unit investment trusts ("UITs"). The Company also acts as placement agent for Eaton Vance-sponsored unregistered equity funds.

The Company is a wholly-owned subsidiary of Eaton Vance Corp. ("EVC"). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue and certain expenses are dependent on the total value and composition of the managed assets of EVC and its affiliated entities. Accordingly, fluctuations in financial markets and in the composition of those assets under management impact revenue and the results of operations.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with EVC subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Basis of presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the Financial Statements. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist principally of cash in banks and short-term, highly liquid investments in certificates of deposit and commercial paper. Cash equivalents have maturities of less than three months on the date of acquisition and are carried at fair value.

Investments

Investments consist of certificates of deposit, commercial paper and corporate debt securities with remaining maturities (upon purchase by the Company) ranging from three months to 12 months.

Investments are carried at fair value based on quoted market prices. Net realized and unrealized gains or losses are reflected as a component of interest and other revenue. The specific identified cost method is used to determine the realized gains or losses on all investments sold.

Fair value measurements

The accounting standards for fair value measurement provide a framework for measuring fair value and require expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value measurement hierarchy, which requires an entity to maximize the use of observable inputs where available. This fair value measurement hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the nature of the inputs that are significant to the fair value measurements in their entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value measurement hierarchy. In such cases, an investment's classification within the fair value measurement hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Level 1 Unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity.

The Company recognizes any transfers between levels at the end of each fiscal year.

Investment Company underwriting activities

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares on a settlement-date basis. The Company records accounts receivable from sales of UIT shares and accounts payable for UIT shares sold, as well as associated commission income and expense, on a trade-date basis. Commission income and expense from sales of mutual fund shares are recorded on a trade-date basis and are included in distribution and underwriter fees and distribution expense in the Company's Statement of Income.

Distribution expense

Advertising and promotional costs are expensed as incurred. EVD makes payments to financial intermediaries that provide marketing support, transaction processing and/or administrative services to the Eaton Vance and Parametric mutual funds. Payments are typically based on fund net assets, sales, transactions processed and/or accounts attributable to that financial intermediary. Financial intermediaries also may receive payments from EVD in connection with educational or due diligence meetings that include information concerning our funds.

Income taxes

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. Deferred income taxes relate principally to stock-based compensation and employee compensation and benefits.

Revenue recognition

Mutual fund distribution and service fees are calculated as a percentage of average daily net assets and recorded in revenue as earned, gross of any third-party distribution and service fee payments made. Distribution and service fees are earned daily and paid monthly. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party. These expenses are also paid monthly.

Service agreement income

The Company has a service agreement with Eaton Vance Management whereby Eaton Vance Management compensates the Company for distributing shares of investment companies for which Eaton Vance Management, or its wholly-owned subsidiary, Boston Management and Research, is the investment adviser. For its services, the Company is compensated in an amount equal to 102 percent of all of the Company's operating expenses, less the Company's operating revenue on a monthly basis.

Stock-based compensation

The Company accounts for stock-based compensation expense at fair value. Under the fair value method, stock-based compensation expense, which reflects the fair value of stock-based awards measured at grant date, is recognized on a straight-line basis over the relevant service period (generally five years) and is adjusted each period for anticipated forfeitures.

The fair value of each option award granted is estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option.

Tax benefits realized upon the exercise of stock options that are in excess of the expense previously recognized for financial reporting purposes are recorded in shareholders' equity and reflected as a financing activity in the Company's Statement of Cash Flows. If the tax benefit realized is less than the expense previously recorded, the shortfall is recorded in stockholder's equity. To the extent the expense exceeds available windfall tax benefits; it is recorded in the Company's Statement of Income and reflected as an operating activity on the Company's Statement of Cash Flows.

2. New Accounting Standards Not Yet Adopted

Financial Instruments

In January 2016, the Financial Accounting Standards Board ("FASB") issued an amendment to its financial instruments guidance. The amendment requires substantially all equity investments in non-consolidated entities to be measured at fair value with changes in fair value recognized in net income, except for those investments accounted for using the equity method of accounting. There will no longer be an available-for-sale classification for equity securities with readily determinable fair values. The new guidance is effective for the Company's fiscal year that begins on November 1, 2018 and requires a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its Financial Statements and related disclosures.

In June 2016, the FASB issued new guidance for the accounting for credit losses, which changes the impairment model for most financial assets. The new guidance requires the use of an "expected loss" model for instruments measured at amortized cost and an allowance for credit loss model for available-for-sale debt securities. The new guidance is effective for the Company's fiscal year that begins on November 1, 2020 and requires a modified retrospective approach to adoption. Early adoption is permitted for the fiscal year beginning November 1, 2019. The Company is currently evaluating the potential impact on its Financial Statements and related disclosures.

Stock-Based Compensation

In March 2016, the FASB issued new guidance for the accounting for stock-based compensation. The new guidance requires all income tax effects of stock-based compensation to be recognized as income tax expense when the awards vest or settle, provides an election to account for forfeitures as they occur and clarifies the classification of these transactions in the statement of cash flows. The new guidance is effective for the Company's fiscal year that begins on November 1, 2017 with early adoption permitted. The Company is currently evaluating the potential impact on its Financial Statements and related disclosures.

Revenue from Contracts with Customers

In May 2014, the FASB issued new guidance for revenue recognition. The new guidance seeks to improve comparability by removing inconsistencies in revenue recognition practices. The core principle of the guidance requires companies to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. This guidance was further updated in March 2016 to clarify how companies should evaluate the principal versus agent aspects of the previously issued revenue guidance. The new guidance is effective for the Company's fiscal year that begins on November 1, 2018 and requires a modified retrospective approach to adoption. The Company is currently evaluating the potential impact on its Financial Statements and related disclosures.

Statement of Cash Flows

In August 2016, the FASB issued new guidance that addresses eight specific cash flow issues to reduce diversity in practice in how certain cash receipts and cash payments are presented on the Statements of Cash Flows. The new guidance is effective for the Company's fiscal year that begins November 1, 2018 and requires a retrospective transition method. The Company is evaluating the impact on its Financial Statements and related disclosures.

3. Investments

The following is a summary of investments at October 31, 2016:

Investments at fair value:		
Short-term debt securities	$	28,942,520
Total investments at fair value	$	28,942,520

Investments at fair value consist of short-term debt securities held by the Company, which include certificates of deposit, commercial paper and corporate debt securities with remaining maturities (upon purchase by the Company) ranging from three months to 12 months.

4. Fair Value of Assets Measured at Fair Value on a Recurring Basis

The following table summarizes the financial assets measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at October 31, 2016:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Cash equivalents	$ -	$ 11,394,037	$ -	$ 11,394,037
Investments at fair value:				
Short-term debt securities	-	28,942,520	-	28,942,520
Total financial assets	$ -	$ 40,336,557	$ -	$ 40,336,557

Valuation methodologies

EVC utilizes third-party pricing services to value its investments in debt obligations, as further discussed below. Valuations provided by the pricing services are subject to exception reporting that identifies securities with significant movements in valuation, as well as investments with no movements in valuation. These exceptions are reviewed by EVC on a daily basis. EVC compares the price of trades executed by EVC to the valuations provided by the third-party pricing services to identify and research significant variances. EVC periodically compares the pricing service valuations to valuations provided by a secondary independent source when available. EVC's Valuation Committee reviews the general assumptions underlying the methodologies used by the pricing services to value various asset classes at least annually. Throughout the year, members of EVC's Valuation Committee or its designees meet with the service providers to discuss any significant changes to the service providers' valuation methodologies or operational processes.

Cash equivalents
Cash equivalents include investments in certificates of deposit and commercial paper with original maturities of less than three months. The carrying amounts of certificates of deposit and commercial paper are measured at amortized cost, which approximates fair value due to the short time between the purchase and expected maturity of the investments. Depending on the nature of the inputs, these assets are generally classified as Level 1 or 2 within the fair value measurement hierarchy.

Investments at fair value – short-term debt
Short-term debt securities include certificates of deposit, commercial paper and corporate debt obligations with remaining maturities (upon purchase by the Company) ranging from three months to 12 months. Short-term debt securities held are generally valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and ask prices, broker-dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. Depending on the nature of the inputs, these assets are generally classified as Level 1 or 2 within the fair value measurement hierarchy.

There were no transfers between Level 1 and Level 2 of the fair value measurement hierarchy during the year ended October 31, 2016.

5. Stock-Based Compensation Plans

The Company recognized compensation cost related to EVC's stock-based compensation plans for the year ended October 31, 2016 as follows:

Omnibus Incentive Plans:		
Stock options	$	2,239,422
Restricted shares		7,056,267
Employee Stock Purchase Plans		81,407
Employee Stock Purchase Incentive Plan		276,911
Total stock-based compensation expense	$	9,654,007

The total income tax benefit recognized for stock-based compensation arrangements was $3,812,404 for the year ended October 31, 2016.

Omnibus Incentive Plans

The EVC 2013 Omnibus Incentive Plan (the "2013 Plan"), which is administered by the Compensation Committee of the Board of EVC, allows for awards of stock options and restricted shares to eligible employees of the Company. Options to purchase EVC Non-Voting Common Stock granted under the 2013 Plan expire ten years from the date of grant, vest over five years and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant. Restricted shares of EVC Non-Voting Common Stock granted under the 2013 Plan vest over five years and may be subject to performance goals. These performance goals generally relate to the achievement of specified levels of adjusted operating income. The 2013 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 18.5 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2013 Plan. Through October 31, 2016, 4.0 million restricted shares and options to purchase 7.9 million shares have been issued pursuant to the 2013 Plan.

Stock options
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. The dividend yield assumption represents EVC's expected dividend yield based on its historical dividend payouts and the stock price at the date of grant. EVC's stock

volatility assumption is based upon its historical stock price fluctuations. EVC uses historical data to estimate option forfeiture rates and the expected term of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

The weighted average fair values per share of stock options granted during the year ended October 31, 2016 using the Black-Scholes option valuation model was as follows:

Weighted-average grant date fair value of options granted	$6.09
Assumptions:	
Dividend yield	2.9% to 3.8%
Volatility	25% to 27%
Risk-free interest rate	1.3% to 2.0%
Expected life of options	6.9 years

Stock option transactions under the 2013 Plan and predecessor omnibus incentive plans for the Company's employees for the year ended October 31, 2016 are summarized as follows:

(share and intrinsic value figures in thousands)	**Shares**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term (in years)**	**Aggregate Intrinsic Value**
Options outstanding, beginning of period[(1)]	2,142	$ 32.78		
Granted	378	32.56		
Exercised	(349)	27.06		
Forfeited/expired	(31)	35.44		
Options outstanding, end of period	2,140	$ 33.64	5.4	$ 9,236
Options exercisable, end of period	1,142	$ 33.56	3.3	$ 5,965
Vested or expected to vest at October 31, 2016	2,135	$ 33.64	5.4	$ 9,222

(1) *Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.*

Options exercised represent newly issued shares of EVC Non-Voting Common Stock. The total intrinsic value of options exercised during the year ended October 31, 2016 was $3,609,000. The total fair value of options that vested during the year ended October 31, 2016 was $2,539,148.

As of October 31, 2016, there was $5,111,650 of compensation cost related to unvested stock options granted under the 2013 Plan and predecessor omnibus incentive plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.6 years.

Restricted shares

EVC's restricted share awards are generally subject to graduated vesting schedules. Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis over the service periods underlying the awards. As of October 31, 2016, there was $15,405,629 of compensation cost related to unvested restricted share awards granted under the 2013 Plan and predecessor omnibus incentive plans not

yet recognized. That cost is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of restricted share awards that vested during the year ended October 31, 2016 was $6,633,860.

A summary of the restricted share activity under the 2013 Plan and predecessor omnibus incentive plans for the Company's employees for the year ended October 31, 2016 is presented below:

(share figures in thousands)	**Shares**	**Weighted-Average Grant Date Fair Value**
Unvested, beginning of period[1]	673	$ 34.60
Granted	296	31.29
Vested	(208)	31.92
Forfeited	(43)	34.20
Unvested, end of period	718	$ 34.03

[1] *Restricted shares outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.*

Employee Stock Purchase Plans

The EVC 2013 Employee Stock Purchase Plan (the "Qualified ESPP") and the EVC 2013 Nonqualified Employee Stock Purchase Plan (the "Nonqualified ESPP") (together, the "Employee Stock Purchase Plans"), which are administered by the Compensation Committee of the Board of EVC, permit eligible employees of the Company to direct up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of EVC Non-Voting Common Stock at the beginning or at the end of each offering period. The Qualified ESPP qualifies under Section 423 of the U.S. Internal Revenue Code of 1986, as amended. A total of 0.4 million and 0.1 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Qualified ESPP and Nonqualified ESPP, respectively.

Employee Stock Purchase Incentive Plans

The EVC 2013 Incentive Compensation Nonqualified Employee Stock Purchase Plan (the "Employee Stock Purchase Incentive Plan"), which is administered by the Compensation Committee of the Board of EVC, permits employees of the Company to direct up to half of their incentive bonuses and commissions toward the purchase of EVC's Non-Voting Common Stock at the lower of 90 percent of the market price of EVC's Non-Voting Common Stock at the beginning or at the end of each quarterly offering period. A total of 0.6 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Employee Stock Purchase Incentive Plan.

6. Employee Benefit Plans

Profit Sharing and Savings Plan

EVC has a Profit Sharing and Savings Plan for the benefit of substantially all employees, including employees of the Company. The Profit Sharing and Savings Plan is a defined contribution profit sharing plan with a 401(k)

deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. The plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. EVC then matches each participant's contribution on a dollar-for-dollar basis to a maximum of $1,040 per annum. In addition, EVC may, at its discretion, contribute up to 15 percent of eligible employee compensation to the plan, up to a maximum of $39,750 per employee. The Company's expense under the plan was $3,340,001 for the year ended October 31, 2016.

7. Income Taxes

The following table reconciles the Company's effective tax rate from the U.S federal statutory tax rate to such amount for the year ended October 31, 2016:

Federal statutory rate	35.0	%
State income taxes (net of federal income tax benefit)	5.4	
Non-deductible meals and entertainment expense	10.0	
Stock-based compensation	(1.6)	
Other	(0.4)	
Effective income tax rate	48.4	%

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2016 are as follows:

Deferred tax assets:		
Compensation and benefit expense	$	2,115,592
Stock-based compensation		6,512,656
Other		72,818
Total deferred tax asset	$	8,701,066
Deferred tax liabilities:		
Other	$	(47,893)
Total deferred tax liability	$	(47,893)
Net deferred tax asset	$	8,653,173

No valuation allowance has been recorded for deferred tax assets, reflecting management's belief that all deferred tax assets will be utilized. There are no uncertain tax positions.

The Company is generally no longer subject to income tax examinations by federal, state or local tax authorities for fiscal years prior to fiscal 2012.

8. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

The Company is subject to various legal proceedings. In the opinion of management, after discussions with legal counsel, the ultimate resolution of these matters will not have a material effect on the financial condition, results of operations or cash flows of the Company.

9. Related Party Transactions

Eaton Vance Management

The Company has an agreement with Eaton Vance Management, a wholly owned subsidiary of EVC, whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for Eaton Vance Management's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2016, the revenue earned by Eaton Vance Management and the costs incurred by Eaton Vance Management under this agreement were as follows:

Revenue earned by Eaton Vance Management:	
Distribution fees received from investment companies	$ 67,591,877
Costs incurred by Eaton Vance Management:	
Amortization of deferred sales commissions	$ 15,416,629
Deferred sales commissions	$ 27,042,715

In addition, the Company has a service agreement with Eaton Vance Management whereby Eaton Vance Management compensates the Company for distributing shares of investment companies for which Eaton Vance Management, or its wholly-owned subsidiary, Boston Management and Research, is the investment adviser. For its services, the Company is compensated in an amount equal to 102 percent of all of the Company's operating expenses, less the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with GAAP. For the year ended October 31, 2016, the Company earned $194,460,431 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income.

The Company also has an agreement with Eaton Vance Management whereby certain compensation, employee benefits, information technology, professional services, facilities and other miscellaneous expenses are paid by Eaton Vance Management and allocated to the Company. The Company was allocated $11,165,120 of such costs for the year ended October 31, 2016. In addition, the Company has an agreement with Eaton Vance Management whereby certain expenses related to the trading of UITs incurred under a service provider agreement entered into by Eaton Vance Management on behalf of EVC's affiliates are paid directly by the Company. Under this agreement, the Company paid $199,499 of such costs for the year ended October 31, 2016. The Company had a payable due to Eaton Vance Management of $5,443,860 as of October 31, 2016.

Other Subsidiaries of EVC

The Company has agreements with Atlanta Capital Management Company, LLC and Parametric Portfolio Associates LLC ("Parametric"), each a majority-owned subsidiary of Eaton Vance Acquisitions, and Parametric Risk Advisors LLC, a wholly-owned subsidiary of Parametric, whereby the Company provides certain distribution services to and obtains reimbursement from these entities for actual or approximate costs. The Company earned $9,474,709 under these agreements, which is recorded as interest and other revenue in the

accompanying Statement of Income. These transactions resulted in a net receivable from affiliates of $891,549 at October 31, 2016.

The Company also has an agreement with NextShares Solutions LLC ("NextShares Solutions"), a wholly owned subsidiary of EVC formed to further the NextShares initiative, whereby certain marketing expenses are allocated from the Company. The Company allocated $807,681 in expenses to NextShares Solutions during the year ended October 31, 2016. Transactions under this agreement resulted in a net receivable from affiliates of $92,154 at October 31, 2016.

In the ordinary course of business, the Company has transactions with EVC and other subsidiaries of Eaton Vance Management and EVC. These transactions resulted in a net receivable of $13,083 at October 31, 2016, which relates primarily to market data services paid for by the Company and allocated to EVC and other subsidiaries of Eaton Vance Management and EVC based on usage.

Sponsored funds

Certain subsidiaries of EVC are investment advisers to, and have administrative agreements with, affiliated open-end and closed-end sponsored mutual funds and UIT's, US Charitable Gift Donor Advised and Pooled Income Funds and privately offered equity funds for which certain employees of those entities are officers and/or directors. Substantially all of the services to these funds for which the Company or its affiliates earns a fee, including investment advisory, distribution, service, shareholder and administrative, are provided under contracts that set forth the services to be provided and the fees to be charged. These contracts are subject to annual review and approval by each of the funds' boards of directors or trustees. Revenue for the services provided or related to these funds for the year ended October 31, 2016 totaled $109,611,385. Included in distribution fees and other receivables at October 31, 2016 are receivables due from sponsored funds of $15,778,048.

Hexavest, Inc. ("Hexavest")

The Company has a service agreement with Hexavest, which is 49 percent owned by Eaton Vance Management, whereby Hexavest compensates the Company for marketing expenses. For the year ended October 31, 2016, the Company earned $5,544 under this agreement, which is recorded against distribution expense in the accompanying Statement of Income. The Company had a receivable from Hexavest of $2,239 as of October 31, 2016, which is included within distribution fees and other receivables.

10. Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. For purposes of this rule, the Company had net capital of $67,108,721 at October 31, 2016, which exceeded its minimum net capital requirement of $3,596,441. The Company's ratio of aggregate indebtedness to net capital at October 31, 2016 was 0.80-to-1.

11. Exemption from Rule 15c3-3

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

12. Major Sources of Revenue

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds. There were no portfolios or related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2016.

13. Subsequent Events

The Company evaluated subsequent events and transactions occurring after October 31, 2016. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements.

*****

Eaton Vance Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
As of October 31, 2016

Capital - stockholder's equity	$ 85,138,798
Deductions:	
Non-allowable assets:	
Deposits with clearing organization	120,654
Accounts receivable from affiliates	1,011,852
Distribution fees and other receivables	4,025,664
Prepaid expenses	3,935,281
Deferred tax assets	8,701,066
Total deductions	17,794,517
Net capital before haircut on securities	67,344,281
Haircuts on securities	235,560
Net capital	$ 67,108,721
Aggregate indebtedness:	
Total liabilities	$ 53,946,606
Total aggregate indebtedness	$ 53,946,606
Minimum net capital requirement of broker or dealer (6-2/3% of aggregate indebtedness)	$ 3,596,441
Excess net capital	$ 63,512,280
Ratio of aggregate indebtedness to net capital	0.80

Note: No material differences exist between the above net capital computation and the Company's unaudited Form X-17A-5 Part IIA filed on November 21, 2016.

Eaton Vance Distributors, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2016

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

Eaton Vance Distributors, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2016

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

Eaton Vance
Investment Managers

SEC
Mail Processing
Section

DEC 22 2016

Washington DC
416

Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110
(617) 482-8260
www.eatonvance.com

The Exemption Report

We as members of management of Eaton Vance Distributors, Inc. ("the Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: ((k)(2)(i) and (k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(i) and (k)(2)(ii)) (the "exemption provisions") and (2) we met the identified exemption provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) and 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended October 31, 2016 without exception.

Signature

Daniel C. Cataldo
Chief Financial Officer
Eaton Vance Distributors, Inc.

RECEIVED
2016 DEC 23 AM 11:07
SEC / TM

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 20116
USA
Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Eaton Vance Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eaton Vance Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) and paragraph (k)(2)(ii) the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended October 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

December 21, 2016